Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$256,994	$154,913	$149,885	$110,069	$77,074

Add:
Fixed charges	113,959	91,594	75,829	46,211	21,625
Amortization of capitalized Interest	440	255	126	80	60
Distributions from joint ventures	2,835	544	5,268	4,657	1,373
Less: Interest capitalized	(5,108)	(5,995)	(1,758)	(1,008)	(192)

Total earnings	$369,120	$241,311	$229,350	$160,009	$99,940

Fixed charges:
Interest expense (1)	$92,971	$77,584	$68,241	$41,616	$20,630
Amortization of debt issuance costs	815	1,030	726	622	407
Interest capitalized	5,108	5,995	1,758	1,008	192
Rental expense interest factor (2)	15,065	6,985	5,104	2,965	396

Total fixed charges	$113,959	$91,594	$75,829	$46,211	$21,625

Ratio of earnings to fixed charges	3.2x	2.6x	3.0x	3.5x	4.6x

(1)

The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 includes investment income of $2,968,000, $2,098,000 and $2,701,000, respectively.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.